Pacific Gold Corp.

848 N. Rainbow Blvd. #2987

Las Vegas, NV 89107

June 12, 2013

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Pacific Gold Corp.

                 Preliminary Proxy Statement on Schedule 14A

                 Filed May 10, 2013

                 File No. 000-32629

Dear Mr. Reynolds:

We are responding to the comments sent on June 3, 2013 in connection with the filing by Pacific Gold Corp. (the “Company”) of a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) on May 10, 2013.  The comments are reproduced below (in bold) with the Company’s response thereafter.

Proposal II Approval of an Amendment to the Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock from 3,000,000,000 to 10,000,000,000. page 6

1.

We note that part of the purpose of Proposal II is to issue additional shares upon exercise of the outstanding convertible promissory notes which are held by your chief executive officer. Please revise to provide the information required by Item 5 of Schedule 14A under an appropriately captioned heading.

Response:  The Proxy Statement has been revised to provide the information required by Item 5 of Schedule 14A.

2.

Please revise the disclosure to fill in the blanks appearing throughout this section and clarify whether you will solicit further shareholder votes prior to issuing the shares being authorized. See Item 11(c) of Schedule 14A.

Response:  The Proxy Statement has been revised to fill in the blanks with respect to the Company’s outstanding convertible promissory notes. We note that in the section entitled “Possible Effects of the Amendment and Anti-takeover Considerations” of Proposal II, we state “It is not the present intention of the Board of Directors to seek stockholder approval prior to any issuance of shares of Common Stock that would become authorized by the amendment unless otherwise required by law or regulation.”

Security Ownership of Certain Beneficial Owners and Management, page 20

3.

Please disclose the material terms of the convertible promissory notes referred to on pages 6 and 7, including the following:

a.

identify the parties to the transactions and disclose whether any of the convertible note investors is in the business of buying and selling securities,

b.

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the company and the convertible note investors — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes,

c.

the dates the transactions were entered into,

d.

the balance and interest owed,

e.

the interest and conversion rates on the notes,

f.

the default remedies and any other liquidated damages or fees paid or potentially payable to the convertible note investors,

g.

the number of shares that are potentially issuable under each of the convertible notes based on a recent share price,

h.

the percentage of the total shares potentially issuable under the convertible notes compared to the total shares held by non-affiliates, and

i.

disclose where the agreements relating to the convertible notes are filed with your periodic reports.

You may wish to present this information in tabular format for each transaction. Also, please revise the beneficial ownership table on page 20 to include all greater than 5% shareholders, including the convertible note investors. For example, we note your disclosure in your most recent Form 10-Q that during the quarter ended March 31, 2013, three investors converted their respective debt obligations into 40,076,356, 82,490,382, and 229,179,394 shares of common stock. The shares held by your affiliates should also include the shares that each affiliate has the right to acquire within 60 days pursuant to the terms of the convertible notes. See the last sentence of Item 403(a) of Regulation S-K.

Response:  The convertible promissory notes referred to in the Proxy Statement are held by Jabi. Inc. (“Jabi”), Richard Jagodnik, Al Landau (father of Robert Landau, the Company’s Chief Executive Officer), Asher Enterprises, Inc. (“Asher”) and Magna Group, LLC (“Magna”).  To the Company’s knowledge, none of these note holders is in the business of buying and selling securities. So long as any debt owed by the Company to Magna remains outstanding, Magna has a right of first refusal with respect to any sale of debt by the Company. Other than as described in the preceding sentence (except for Jabi, which is controlled by Robert Landau, the Company’s Chief Executive Officer), these note holders have no other relationships or arrangements with the Company and the Company is not under any obligation to issue any additional promissory notes to these note holders in the future.  We wish to point out that pursuant to the terms of their respective notes, Asher is restricted from converting its promissory notes to the extent such conversion would result in it holding more than 4.99% of the Company’s outstanding common stock and Magna is restricted from converting its promissory notes to the extent such conversion would result in it holding more than 9.99% of the Company’s outstanding common stock.

The percentage of the total number of shares of common stock potentially issuable to each note holder under their respective convertible notes as compared to the total shares held by non-affiliates are as follows:

Note Holder	Percentage
Jabi	2.4%
Richard Jagodnik	2.4%
Al Landau	7.7%
Asher	49.6%*
Magna	37.7%*

_______

*As of June 11, 2013 and subject to applicable blocking provisions.

The issuances of these convertible notes were disclosed in the Company’s periodic reports as follows:

Note Holder	Date	Periodic Report
Jabi	May 01, 2012	Transactions with Jabi are disclosed in every 10-K and 10-Q as related party transactions
Richard Jagodnik	April 25, 2012	Form 8-K, filed on May 17, 2012
Richard Jagodnik	March 25, 2013	Form 8-K, filed on April 1, 2013[1]
Al Landau	May 11, 2012	Form 8-K, filed on May 17, 2012
Al Landau	Dec. 05, 2012	The issuance of this note was not separately disclosed as it represents a consolidation of previously issued notes
Al Landau	April 22, 2013	Form 8-K, filed on April 23, 2013[2]
Asher	Sept. 10, 2012	Form 10-K/A for the year ended December 31, 2012, filed on April 11, 2013
Asher	Nov. 2, 2012	Form 8-K, filed on Nov. 8, 2012
Asher	Dec. 11, 2012	Form 10-K/A for the year ended December 31, 2012, filed on April 11, 2013
Asher	Feb. 05, 2013	Form 8-K, filed on Feb. 14, 2013
Asher	March 19, 2013	Form 8-K, filed on April 1, 2013
Magna	April 12, 2013	Form 8-K, filed on April 23, 2013

__________

1. The Note was disclosed in the 8-K as having a principal amount of $110,000 as opposed to $108,000 and having a conversion price $0.02 per share as opposed to $0.002 per share.

2. The Note was disclosed in the 8-K as being issued on April 22, 2012 as opposed to April 22, 2013.

The Proxy Statement has been revised to include a description of the material terms of the convertible promissory notes.

With respect to the 40,076,356, 82,490,382, and 229,179,394 shares of common stock issued upon conversion of certain convertible promissory notes, as disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2013, we would like to point out that these shares were only issued to two investors (Asher and Magna) and that as at May 10, 2013 (the filing date of the Proxy Statement), neither of these investors made a filing under Section 13 indicating beneficial ownership in the Company’s common stock above 5%. Subsequent to May 10, 2013, on May 17, 2013, Magna filed a Schedule 13G indicating beneficial ownership of 7.2784% of the Company’s common stock, and subsequent to that, on June 11, 2013, Magna amended its Schedule 13G filing to indicate it no longer had a beneficial ownership interest in the Company’s common stock. The Beneficial Ownership table in the Proxy Statement has been revised accordingly to the best knowledge of the Company.

Executive Compensation, page 21

4.

The information disclosed in your Summary Compensation table on page 21 does not agree with the table filed with your amended Form 10-K for the year ended December 31, 2012. Please advise or revise as appropriate. In addition, with respect to the 478,679,920 shares issued to your named executive officers in exchange for past due salary, please clarify the exchange ratio used and how it was determined. Also, please clarify why these shares are not reflected in your beneficial ownership table.

Response:  Each of the Company’s executive officers earned a salary of $84,000 in 2012, $96,000 in 2011, $96,000 in 2010 and $138,000 (with respect to Mr. Landau) and $123,000 (with respect to Mr. Geisler) in 2009; however, not all of these amounts were paid in cash during those years and as of October 2012, Mr. Landau was owed an aggregate of $321,088.95 in earned, but unpaid salary and Mr. Geisler was owed an aggregate of $277,260.95 in earned, but unpaid salary, which were, in lieu of cash, paid in 256,871,160 and 221,808,760 shares of the Company’s common stock, respectively. Therefore, the information disclosed in the Summary Compensation table is correct.  The Company believes that, as being a later filed document, the Proxy Statement will effectively correct the executive compensation information in its amended Form 10-K.  The Company undertakes to correct the Summary Compensation table in future filings of its Form 10-K.

The 478,679,920 shares issued to the named executive officers were issued in exchange for aggregate past due salary of $598,349.90 at an exchange rate of $0.00125 per share which ratio reflected a 50% discount to market price of the Company’s common stock on September 28, 2012 (the day the Board approved the transaction). This ratio was based on what the market for private equity at the time would pay for restricted shares in a public company.

On January 22, 2013, the Company effected a 20-for-1 reverse stock split.  Accordingly, these 478,679,920 shares were combined into 23,933,996 shares and are thus accurately reflected in the Beneficial Ownership table of the Proxy Statement.

5.

We note the disclosure in your Form 10-K and elsewhere that you distributed 24% of the common stock of Pacific Metals Corp. as a dividend to investors in October 2012. With a view to clarifying disclosure in future filings, as applicable, please address the business purpose behind the spin-off and advise us how you evaluated the Securities Act implications of the share distribution. To the extent applicable, please consider Staff Legal Bulletin No. 4 (Sept. 16, 1997) in your response.

Response: The Company evaluated the Securities Act implications of the stock dividend distribution of Pacific Metals Corp. (“PMC”) under Staff Legal Bulletin No. 4 (Sept. 16, 1997) as follows:

Point 1 – The parent shareholders do not provide consideration for the spun off shares.  In the PMC spin off transaction, the Company declared a dividend of a portion of the issued and outstanding shares of PMC that it owned for distribution to the Company’s shareholders.  As a result, there was no consideration paid for the shares of PMC by the shareholders of the Company.

Point 2 – The spin off must be pro rata.  Because the dividend was made by the Company to all its shareholders of record, it was pro rata.  The dividend rate was one share of PMC for every 420 shares of the Company owned by shareholders of record on November 1, 2012.

Point 3 – The parent must provide adequate information to its shareholders and the trading markets.  PMC registered to become a reporting company under the Securities Exchange Act of 1934, as amended (“Exchange Act”), which Form 10 registration statement was effective on June 27, 2012.  The Company has been a reporting company with the SEC for more than ten years.  PMC was reporting under the Exchange Act for more than 90 days prior to the spin-off of the shares, which occurred over four months after the effective date of the Form 10 registration statement. PMC was current in its reporting obligations under the Exchange Act at the time of the spin off.  The Company made SEC filings in the form of a Form 8-K filed on October 26, 2012, in which there was disclosure of the number of shares of PMC to be distributed for each share of the Company, and accompanied the distribution of the PMC shares to the Company’s shareholders with a copy of the description of the transaction, Annual Report and latest current report of PMC.

Point 4 – The spin off has a valid business purpose.  The spin-off of PMC had a valid business purpose.  The business of PMC is different than that of the Company.  Although both companies operate in the mining sector, the Company is focused on gold mining in Nevada, with a developed infrastructure to pursue its mining operations.  PMC is an exploratory stage company in which the mineralizations are still being determined and will focus on vanadium and uranium ore located in Colorado. Because of the different stages of development and the different minerals being sought, the process of development, the nature of the mining, and the markets for such minerals present different risks and financing requirements and attract different investor interest. Therefore, to facilitate financing and exploratory and, ultimately, mining operations, it was determined that a separation of PMC from the Company would allow the better development of PMC and allow for better, more focused operations, and open up different financing opportunities.

We note that the SEC often recognizes that valid business purposes include, among other things, a spin off to permit the spun off company to focus on a business that is different than that of the parent company and to enhance access to financing.  Both of these were factors in the decision to spin off PMC.

Point 5 – If the parent spins off “restricted securities” the parent must have held those securities for two years.  The Company held the shares of PMC for over six years before the spin off.  PMC was incorporated on June 28, 2006, and the spin off was made to persons of record on November 1, 2012.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding this response or other comments, please forward them to me as well as to our counsel, Golenbock Eiseman Assor Bell &Peskoe, Mr. Andrew D. Hudders, Esq., email address: ahudders@golenbock.com, and telephone number: 212-907-7349.

Sincerely,

/s/ Robert Landau
Robert Landau,
Chief Executive Officer